

Citadel Clearing LLC

—

2020 Financial Statement

CITADEL

Citadel Clearing LLC

(A Delaware Limited Liability Company)
(SEC File Number 8-69521)

Statement of Financial Condition as of December 31, 2020 and Report of Independent Registered Public Accounting Firm

Filed pursuant to 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-69521

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: CITADEL CLEARING LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 South Dearborn Street
(No. and Street)

Chicago	Illinois	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Henry	212-651-7726
	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, middle name)

1 North Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

CITADEL CLEARING LLC

Affirmation

I, Michael Henry, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Citadel Clearing LLC (the "Company"), as of December 31, 2020, is true and correct. I further affirm that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



By: _____

Michael Henry, Chief Accounting Officer of Citadel Enterprise Americas LLC

February 24, 2021

STATE OF NEW YORK

COUNTY OF NEW YORK

On the 24th day of February in the year 2021 before me, the undersigned, personally appeared Michael Henry, personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity (ies), and that by his/her/their signature(s) on the instrument, the individual(s), or the person upon behalf of which the individual(s) acted, executed the instrument.



_____

Notary Public

Printed Name: Peter J Sendrowski

My Commission Expires: 04/10/2021

PETER J SENDROWSKI
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SE6356733
Qualified In Nassau County
My Commission Expires 04-10-2021

CITADEL CLEARING LLC

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Member and the Management of Citadel Clearing LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Citadel Clearing LLC (the "Company") as of December 31, 2020, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2021

We have served as the Company's auditor since 2015.

PricewaterhouseCoopers LLP, One North Wacker Drive Chicago, IL, 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

CITADEL CLEARING LLC

Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

ASSETS

		As of December 31, 2020
Assets:		
Cash	$	634,908
Cash segregated under federal regulation		27,100
Collateral held under securities loan agreements		8,021,562
Securities borrowed		6,768,574
Receivable from clearing organizations		91,668
Other assets		9,966
Receivable from affiliated customer		2,151
Total assets	$	15,555,929

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Securities loaned	$	10,707,648
Securities sold under agreements to repurchase		4,316,186
Payable to broker and dealer		2,091
Clearance and regulatory fees payable		1,298
Payable to affiliates		777
Other liabilities		412
Total liabilities		15,028,412
Member's capital		527,517
Total liabilities and member's capital	$	15,555,929

See notes to statement of financial condition.

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

NOTE 1

Organization

Citadel Clearing LLC (the "Company"), a Delaware limited liability company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation. CCLC Holdings LLC ("CCLH"), an affiliate, is the sole member of the Company. CLP Holdings Six LLC ("CLP6"), an affiliate, is the manager of the Company. The Company provides certain clearing and financing services to affiliated funds.

The Company's designated self-regulatory organization is FINRA. The Company is a clearing member of the Depository Trust Company and National Securities Clearing Corporation and is a participant in the Options Clearing Corporation stock loan program.

Citadel Enterprise Americas LLC ("CEAMER") and Citadel Americas LLC ("HFAMER"), both affiliates, provide administrative and investment-related services to the Company.

Northern Trust Hedge Fund Services LLC ("NTHFS") is responsible for providing certain middle and back office administrative and operational services to the Company. The services contract between the Company and NTHFS is currently effective through June 30, 2021.

NOTE 2

Summary of Significant Accounting Policies

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statement in accordance with GAAP requires CLP6 to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ significantly from those estimates.

Cash
The Company defines cash on the statement of financial condition as liquid amounts on deposit. Cash is held at various global financial institutions.

Cash Segregated Under Federal Regulation
Restricted cash of $27,000 and $100 has been segregated in a special reserve bank account for the benefit of customers under the SEC Computation for Determination of Reserve Requirements ("Rule 15c3-3") and proprietary accounts of brokers and dealers, respectively.

Offsetting Financial Instruments
Financial assets and liabilities, as well as cash collateral received and posted, are offset by counterparty when there exists a legally enforceable right to offset the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting. As a result, the net exposure to each counterparty is reported as either an asset or liability on the statement of financial condition, where applicable.

Transfers of Financial Assets
In general, transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. For transfers of financial assets that are not accounted for as sales, in which the transferor retains control of the financial assets, the financial assets remain on the statement of financial condition and the transfer is accounted for as a collateralized financing. Securities borrowed, securities loaned, and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings (see Note 3).

Repurchase agreements are recorded at the amounts of cash received, plus accrued interest, on the statement of financial condition.

Securities borrowing and lending transactions require cash or other financial instruments as collateral to be deposited or taken in. Securities borrowed are recorded at the amount of cash collateral advanced plus accrued interest receivable. Securities loaned are recorded at the amount of cash collateral and fair value of securities collateral received plus accrued interest payable. Securities borrowing and lending transactions with the same counterparty are reported on a net basis when there exists a legally enforceable right to offset the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

Valuation of Financial Instruments
The fair value of a Financial Instrument (as defined below) is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value is determined by CLP6 based on the valuation principles set forth in the Company's governing documents and represents CLP6's best estimate of fair value. In all instances, any Financial Instrument may either be valued by CLP6 or CLP6 may determine (but is under no obligation to do so) to engage a third party it believes to be qualified to value any Financial Instrument.

Where available, fair value is generally based on closing prices disseminated by the relevant exchange market, prices or inputs disseminated by third parties or market participants (e.g., mean of the bid and offer from a broker), or derived from such prices or inputs. In the absence of market prices or inputs that are observable, other valuation techniques are applied. Financial Instruments are generally valued as of the market close (as determined by CLP6). CLP6 may determine to use a different value than would be assigned pursuant to the foregoing if CLP6 determines that doing so would better reflect fair value (e.g., CLP6 may determine that market quotations do not represent fair value if trading is halted before market close or a significant event occurs subsequent to market close). These valuation techniques involve some level of estimation and judgment by CLP6, the degree of which is dependent on, among other factors, the price observability and complexity of the Financial Instrument, and the liquidity of the market.

The Company measures and reports financial instruments held as collateral under securities loan agreements ("Financial Instruments") at fair value. If the counterparty to such Financial Instruments defaults and the Company were forced to liquidate the collateral associated with the Financial Instruments (see Note 3), the fair value determined may not necessarily reflect the amount which might ultimately be realized in an arm's length liquidation of Financial Instruments and such differences may be material.

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

The accounting guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A Financial Instrument's level within the fair value hierarchy is based on the lowest level of any input, individually or in the aggregate, that is significant to the fair value measurement. CLP6's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the Financial Instrument. The three levels of the fair value hierarchy are described below.

Basis of Fair Value Measurement

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following describes the valuation techniques applied to the Company's Financial Instruments to measure fair value, including an indication of the level within the fair value hierarchy in which each Financial Instrument is generally classified.

COLLATERAL HELD UNDER SECURITIES LOAN AGREEMENTS
Collateral held under securities loan agreements may include exchange-traded equity securities and corporate debt securities. Exchange-traded equity securities are valued using exchange quoted market prices and are categorized within Level 1 of the fair value hierarchy. Corporate debt securities include corporate bonds and convertible bonds. The fair value of corporate debt securities is determined using recently executed market transactions observable via membership organizations or market price quotations (where observable) disseminated by third parties or market participants such as brokers and vendors (e.g., mean of the bid and offer from a broker). Corporate debt securities are categorized within Level 2 of the fair value hierarchy.

Other Financial Instruments
CLP6 estimates that the aggregate carrying value of other financial instruments (including receivables and payables) recognized on the statement of financial condition, that are not measured at fair value, approximates fair value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

These financial assets and liabilities include cash, cash segregated under federal regulation, securities borrowed, receivable from clearing organizations, other assets, receivable from affiliated customer, securities sold under agreements to repurchase, payable to broker and dealer, clearance and regulatory fees payable, payable to affiliates, and other liabilities. Had these assets and liabilities been included in the fair value hierarchy, all would have been classified within Level 2 except for cash and cash segregated under federal regulation which would have been classified within Level 1.

New Accounting Pronouncement
In June 2016, the Financial Accounting Standards Board issued updated accounting guidance pertaining to the measurement, recognition, and disclosures related to credit losses associated with certain financial instruments. The guidance requires financial assets measured at amortized cost to be presented at the net amount expected to be collected utilizing the current expected credit loss methodology to estimate expected credit losses over the remaining expected life of the financial assets. The Company adopted the updated guidance on January 1, 2020 on a modified retrospective basis. Expected credit losses are measured based on historical experience, current conditions and forecasts that impact the collectability of the amount. The guidance only impacts the Company's financial instruments recorded at amortized cost such as collateralized financing arrangements, receivable from affiliated customers, and receivable from brokers, dealers, and clearing organizations. The Company applies the practical expedient in accordance with the guidance based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed. The allowance for credit losses on securities borrowed would be limited to the difference between the fair value of the collateral at the reporting date and the amortized cost basis of the securities borrowed. The adoption does not have a material impact on the Company's financial condition or regulatory requirements.

NOTE 3

Collateralized Transactions

The Company engages in securities borrowing and lending transactions with Citadel Institutional Finance Company Ltd. ("CIFC"), an affiliate, (see Note 5) and non-affiliates. The Company enters into repurchase agreements for financing purposes. The Company manages credit exposure arising from its transactions by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties. In the event of a counterparty's default (such as bankruptcy or a counterparty's failure to pay or perform), these agreements provide the Company the right to terminate such agreement, net the Company's rights and obligations under such agreement, buy-in undelivered securities and liquidate and offset collateral against any net obligation remaining by the counterparty.

Securities borrowing and lending transactions are collateralized by pledging cash or securities, which typically include equity securities and/or corporate debt securities, and are collateralized as a percentage of the fair value of the securities borrowed or loaned. Repurchase agreements are collateralized primarily by pledging securities. Typically, the Company has rights of rehypothecation with respect to the underlying securities received under securities borrowed transactions. As of December 31, 2020, substantially all securities received under securities borrowed transactions have been delivered or repledged in connection with other collateralized financing agreements.

The counterparty generally has rights of rehypothecation with respect to securities collateral pledged by the Company for securities borrowed by the Company. The counterparty generally has rights of rehypothecation with respect to the securities collateral received from the Company under repurchase agreements and the securities loaned from the Company to such counterparty. Also, the Company typically has rights of rehypothecation related to securities collateral received from counterparties for securities loaned to those counterparties. The fair value of securities collateral received from counterparties is recorded as collateral held under securities loan agreements on the statement of financial condition when the Company has such rights of rehypothecation. As of December 31, 2020, substantially all securities collateral received from counterparties for securities loaned has been

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

delivered or repledged in connection with other collateralized financing agreements.

The Company monitors the fair value of underlying securities in comparison to the related receivable or payable and as necessary, transfers or requests additional collateral as provided under the applicable agreement to ensure transactions are adequately collateralized. Based on these collateral arrangements, CLP6 determined there are no expected credit losses for collateralized financings.

The following table presents information about securities borrowed and securities loaned:

AS OF DECEMBER 31, 2020

	Securities Borrowed	Securities Loaned
Fair value of securities borrowed/loaned	$24,242,301	$17,405,124
Cash collateral pledged/received	14,453,169	10,374,312
Fair value of securities collateral pledged/received	10,141,749	8,024,489
Financing interest receivable/payable	7,678	4,047

In the table above:

- The fair value of securities borrowed, securities loaned and securities collateral includes accrued coupon interest.
- Financing interest receivable and payable is included in securities borrowed and securities loaned, respectively, on the statement of financial condition.

As of December 31, 2020, the Company had repurchase agreements with collateral posted having a fair value of $4,710,308, which includes accrued coupon interest. The purchase obligations under repurchase agreements are collateralized by equity securities and corporate debt securities, to the extent offsetting agreements with the same counterparty have not otherwise reduced the Company's or counterparties' gross exposure.

Offsetting of Certain Collateralized Transactions
The following table presents information about the offsetting of these instruments.

ASSETS AS OF DECEMBER 31, 2020

	Securities Borrowed
Included in the statement of financial condition	
Gross amounts	$14,460,847
Amounts offset	(7,692,273)
Net amounts	6,768,574
Amounts not offset	
Counterparty netting	(1,335,924)
Financial instruments, at fair value	(5,343,229)
Total	$ 89,421

LIABILITIES AS OF DECEMBER 31, 2020

	Repurchase Agreements	Securities Loaned
Included in the statement of financial condition		
Gross amounts	$ 4,316,186	$18,399,921
Amounts offset	—	(7,692,273)
Net amounts	4,316,186	10,707,648
Amounts not offset		
Counterparty netting	—	(1,335,924)
Financial instruments, at fair value	(4,316,186)	(8,269,797)
Total	$ —	$ 1,101,927

In the tables above:

- Gross amounts and net amounts include all instruments, irrespective of whether there is a legally enforceable master netting agreement or similar arrangement in place. These amounts also include financing interest receivables and payables related to these transactions.
- Amounts offset, counterparty netting, and financial instruments, at fair value, relate to master netting agreements or similar arrangements which have been determined by the Company to be legally enforceable in the event of default.
- Amounts are reported on a net basis in the statement of financial condition when subject to a legally enforceable master netting agreement or similar arrangement and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.
- Financial instruments not offset in the statement of financial condition include the fair value of securities borrowed or loaned, securities sold under the agreements to repurchase, accrued coupon interest and cash collateral, where applicable. These amounts are limited to the net amount by counterparty reported on the statement of financial condition and therefore any over-collateralization of these positions is not included. Note that the fair value of securities borrowed in the table only includes securities for which cash collateral was pledged.
- Financial instruments representing securities sold or otherwise pledged as collateral for repurchase agreements include securities received as collateral from affiliates under securities loan agreements.

Collateralized Transactions–Maturities and Collateral Pledged
The following table presents gross obligations for repurchase agreements and securities lending transactions by remaining contractual maturity as of December 31, 2020.

	Repurchase Agreements	Securities Loaned
Overnight and open	$ 25,000	$ 17,396,041
2-30 days	1,000,000	—
31-90 days	3,290,000	999,833
Total	4,315,000	18,395,874
Financing interest payable	1,186	4,047
Gross amount presented in the offsetting table above	$ 4,316,186	$ 18,399,921

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

The following table presents gross obligations for repurchase agreements and securities lending transactions by class of collateral pledged as of December 31, 2020.

	Repurchase Agreements	Securities Loaned
Equity securities	$ 4,213,335	$ 16,164,844
Corporate debt securities	101,665	2,231,030
Total	4,315,000	18,395,874
Financing interest payable	1,186	4,047
Gross amount presented in the offsetting table above	$ 4,316,186	$ 18,399,921

NOTE 4

Fair Value Disclosures

The following fair value hierarchy tables present information about the Company's assets and liabilities measured at fair value on a recurring basis based upon the lowest level of significant input to the valuations (see Note 2 for the Company's policies regarding the hierarchy).

ASSETS AT FAIR VALUE AS OF DECEMBER 31, 2020

	Level 1	Level 2	Total
Collateral held under securities loan agreements	$ 7,766,489	$ 255,073	$ 8,021,562

LIABILITIES AT FAIR VALUE AS OF DECEMBER 31, 2020

	Level 1	Level 2	Total
Securities loaned	$ 7,766,489	$ 255,073	$ 8,021,562

In the table above, the securities loaned balance reflects only that portion of the obligation to return securities collateral received.

There were no Level 3 financial instruments as of December 31, 2020.

NOTE 5

Transactions with Related Parties

Expenses

Pursuant to an administrative services agreement, the Company reimburses CEAMER, HFAMER, and their affiliates for direct and allocable administrative, general and operating expenses, including employee compensation and benefits, paid by these entities on behalf of the Company. As of December 31, 2020, the Company had a payable to CEAMER of $693, which is included in payable to affiliates on the statement of financial condition.

Securities Borrowed and Securities Loaned

During the year ended December 31, 2020, the Company engaged in securities borrowing and lending transactions with CIFC. The following table presents information about securities borrowed and loaned with CIFC as of December 31, 2020.

	Securities Borrowed	Securities Loaned
Fair value of securities borrowed/loaned	$ 8,048,310	$ 16,168,535
Cash collateral pledged/received	$ 7,936,710	$ 9,132,924
Amounts offset in the statement of financial condition	$ (7,692,273)	$ (7,692,273)
Fair value of securities collateral pledged/received	$ —	$ 8,024,489

In the table above, the fair value of securities borrowed, securities loaned and securities collateral pledged includes accrued coupon interest of $5,888, $18,693, and $2,927, respectively.

Included in securities borrowed on the statement of financial condition is $6,867 of net financing interest receivable from CIFC.

Clearing Activities

For the year ended December 31, 2020, the Company conducted clearing activities with the following affiliated customers: Citadel Multi-Strategy Equities Master Fund Ltd., Citadel Quantitative Strategies Master Fund Ltd. ("QSMF"), Citadel Equity Fund Ltd. ("CEFL"), and Citadel Global Equities Master Fund Ltd. Clearance fees are recognized on a settlement date basis as transactions occur and are paid on settlement date. As of December 31, 2020, the Company did not have any transaction price allocated to unsatisfied or partially satisfied performance obligations.

The following table presents net receivable from and payable to affiliated customers for clearing activities as of December 31, 2020.

Affiliate	Receivable from affiliated customer	Payable to affiliated customer
QSMF	$ —	$ 22
CEFL	2,151	—
Total	$ 2,151	$ 22

In the table above the payable to affiliated customer is included in payable to affiliates on the statement of financial condition.

Loan Agreement

On November 10, 2020, the Company entered into a cash advance agreement with CCLH through December 31, 2021. Loan advances bear interest at the rate of OBFR plus 1.0% per annum. Loan advances are payable on demand. As of December 31, 2020, the Company had no outstanding loan advances.

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

Miscellaneous Related Party Transactions

The Company participates in a variety of operating and administrative transactions with related parties and affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties and such differences could be material.

NOTE 6

Receivable from Clearing Organizations and Payable to Broker and Dealer

Amounts receivable from clearing organizations and payable to broker and dealer at December 31, 2020, consist of the following:

Securities failed to deliver	$	22
Receivable from clearing organizations		91,646
Receivable from clearing organizations	**$**	**91,668**
Securities failed to receive	$	2,091
Payable to broker and dealer	**$**	**2,091**

At December 31, 2020, the entirety of receivables from clearing organizations reflect cash deposits held at the clearing organizations made in the normal course of business.

NOTE 7

Risk Management

The Company is subject to various risks, including, but not limited to, market risk, credit risk, and other risks. CLP6 attempts to monitor and manage these risks on an ongoing basis.

Market Risk

Market risk is the potential for changes in the value of securities collateral pledged and/or received under stock borrowing, stock lending, and repurchase agreements. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates, commodity prices, credit prices, and currency prices.

Market risk is directly impacted by the volatility and liquidity of the markets in which the underlying financial instruments are traded. CLP6 attempts to manage market risk in various ways, including through diversifying exposures and guidelines on position sizes. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices or volatilities of Financial Instruments.

Credit Risk

Credit risk is the risk of losses due to the failure of a counterparty to perform according to the terms of a contract. Risks may arise associated with the Company's securities borrowing, securities lending, and securities sold under agreements to repurchase with counterparties as a result of nonperformance by the counterparties. The Company attempts to manage this credit risk through collateral monitoring and by carrying minimal excess collateral above any specific collateral requirement determined in accordance with the contractual terms between the Company and relevant counterparties.

The Company is exposed to credit risk in its role as a financing counterparty to dealers and broker and dealer clients, as well as CIFC, as a holder of securities and as a member of clearing organizations. The Company's client activities involve the clearing and financing of various transactions. The Company seeks to reduce its exposure to credit risk associated with counterparty nonperformance in its clearing and financing activities by entering into master netting agreements and collateral arrangements with counterparties. These master netting agreements provide the Company with the right on a daily basis to demand collateral, as well as, in the event of counterparty default, the right to liquidate collateral and offset receivables and payables covered under the same master netting agreement. CLP6 monitors collateral fair value on a daily basis relative to the Company's counterparties' exposure, and when necessary, attempts to recall any material excess collateral balances. Additionally, the Company also seeks to manage credit risk by, among other factors, monitoring exposures to and reviewing creditworthiness of its counterparties, rebalancing financing sources, and attempting to match collateral types in a balanced book as deemed appropriate.

The cash balances held at various global financial institutions, which typically exceed government sponsored insurance coverages, subject the Company to a concentration of credit risk. CLP6 attempts, where possible, to mitigate the credit risk that exists with these account balances by, among other factors, maintaining these account balances pursuant to segregated custodial arrangements.

Other Risks

The Company is subject to risks associated with unforeseen or catastrophic events, including terrorist attacks, natural disasters, and the emergence of a pandemic, which could create economic, financial, and business disruptions. These events could lead to operational difficulties that could impair CLP6's ability to manage the Company's activities. CLP6 manages this risk through continuity and resiliency planning. As an example, during 2020, COVID-19 developed rapidly. CLP6 managed the Company's activities and economic impacts through December 31, 2020. Given the uncertainty of COVID-19 outcomes, the future impacts are currently not quantifiable and could materially adversely affect the Company and its activities.

Legal, tax and regulatory changes could occur during the term of the Company. Certain of such changes could have a material adverse effect on the Company.

Contingencies

In the normal course of business, the Company enters into contracts that contain provisions related to general indemnifications. The Company's maximum exposure under these arrangements is unknown, as any such exposure involves possible future claims that may be, but have not yet been, made against the Company, based on events which have not yet occurred. However, based on experience, CLP6 believes the risk of material loss from these arrangements to be remote.

The Company provides guarantees to securities clearinghouses. Under the standard securities clearinghouse membership agreement, members are required to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet the resulting shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, CLP6 believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these arrangements.

Notes to Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

<u>**NOTE 8**</u>

Income Taxes

The Company is disregarded for U.S. federal income tax purposes and is not subject to U.S. federal or state income tax directly. In accordance with GAAP, CLP6 has reviewed the Company's tax positions for all open tax years. As of December 31, 2020, CLP6 determined that the Company was not required to establish a liability for uncertain tax positions.

<u>**NOTE 9**</u>

Regulatory Requirements

The Company is a registered broker and dealer subject to the net capital requirements of the SEC Uniform Net Capital Rule ("Rule15c3-1") and has elected to use the alternative method as permitted by this rule. Under the alternative method, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1, equal to the greater of $1,500 or 2% of aggregate debit items arising from customer transactions. At December 31, 2020, net capital was $484,846 in excess of the Company's required minimum net capital of $1,500. In addition, the Company is subject to minimum capital requirements of exchanges and clearing corporations in which it is a member, which may exceed the minimum net capital requirements of the SEC.

The Company is also subject to the requirements of Rule 15c3-3 of the SEC. At December 31, 2020, the Company was required to maintain a reserve balance of $1,209 for the exclusive benefit of customers pursuant to Rule 15c3-3. The amount held on deposit in the reserve bank account was $27,000.

As of December 31, 2020, the Company does not carry accounts that hold proprietary securities or cash on behalf of brokers and dealers with reportable amounts, as defined in Rule 15c3-3. At December 31, 2020, the amount held on deposit in a reserve bank account for proprietary accounts of brokers and dealers was $100.

<u>**NOTE 10**</u>

Subsequent Events

The Company has performed an evaluation of subsequent events through February 24, 2021, which is the date the financial statement was available to be issued. The Company is not aware of any subsequent events that require disclosure in the financial statement.